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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-121259-01
Dex Media West LLC

(Exact name of registrant as specified in its charter)
198 Inverness Drive West, Englewood, Colorado 80112

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
5-7/8% Senior Notes due 2011

(Title of each class of securities covered by this Form)
8-1/2% Senior Notes due 2010
9-7/8% Senior Subordinated Notes due 2013

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:                     2
     Pursuant to the requirements of the Securities Exchange Act of 1934 Dex Media West LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 22, 2006	By:	/s/ Robert J. Bush
		Name:	Robert J. Bush
		Title:	Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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